Exhibit 99.1

Tricon Launches Market-Leading Down Payment Assistance Program, Expands Environmental Sustainability Initiatives and Releases ESG Report

TORONTO--(BUSINESS WIRE)--June 9, 2022--Tricon Residential Inc. (“Tricon” or the “Company”) (NYSE: TCN, TSX: TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, provided an update today on its Environmental, Social, and Governance (“ESG”) initiatives. The Company is pleased to announce the upcoming launch of a down payment assistance program for its residents and progress on several key environmental sustainability initiatives. Tricon also released its annual ESG report, a comprehensive review of the Company’s progress towards its ESG commitments in five key priority areas: Our People, Our Residents, Our Impact, Our Governance, and Our Innovation.

“As a leader in single-family rental and a people-first company, we believe it is our duty to be a good corporate citizen and a responsible housing provider,” said Gary Berman, President & CEO of Tricon Residential. “We understand a house is not just a building or an asset, but a home. Tricon’s new industry-leading resident down payment assistance program delivers on our promise of putting our residents first and making home ownership more accessible for those who want to a buy a home. We believe housing is a continuum and that families should have viable options to rent or buy single-family homes.”

“I am also proud to share our progress on a range of environmental sustainability initiatives that are taking our ESG program to new heights, along with a comprehensive account of our 2021 performance in our annual ESG report,” Mr. Berman added. “With this year’s ESG report, we have taken a meaningful step towards expanding our ESG disclosures and metrics to better reflect the extent of our far-reaching ESG program.”

Tricon’s Market-leading Down Payment Assistance Program

Tricon is committed to providing housing options to its residents, including the ability to rent or own a home. Tricon’s market-leading down payment assistance program is a key component of Tricon Vantage, a set of tools and resources to help Tricon’s residents achieve their financial goals and enhance their long-term economic stability.

Under the program, Tricon’s single-family rental residents can qualify for assistance of $5,000 towards a down payment to buy a home of their choice, provided they have been residents of Tricon in good standing for at least five years. The program will be available to qualifying existing residents starting in the fourth quarter of 2022 and will be retroactive to the date of first move-in.

Environmental Sustainability Initiatives

Tricon is pleased to report progress on several sustainability initiatives that demonstrate a clear and dedicated action plan to create a positive long-term impact on the environment:

  Completed energy efficiency upgrades on 70% of the single-family rental portfolio
  Deploying rooftop solar across 1,175 newly constructed homes
  Piloting a Net Zero single-family rental community
  Targeting LEED Gold certification across 90% of Canadian multi-family portfolio

Details of these initiatives include:

  Sustainable Renovation Practices: Tricon focuses on a number of high impact sustainability priorities when renovating or turning each home, including: (i) assessing and replacing major mechanical systems with energy-efficient alternatives, including ENERGY STAR®-certified home appliances and energy-efficient HVAC and hot water systems, (ii) installing low-flow faucets and toilets to reduce water consumption, (iii) installing smart thermostats to allow our residents to better control energy use from the heating/cooling of their homes, and (iv) installing natural and eco-friendly materials to reduce the environmental impact of renovation activities. As of year-end 2021, Tricon has installed new appliances, HVAC systems and/or water heaters in over 20,000 homes, representing approximately 70% of its single-family rental portfolio. The combined impact of these renovations results in an estimated annual savings of over 43.5 MWh of energy and nearly 2.0 million gallons of water.
  Rooftop Solar Deployment: Tricon currently has 1,175 homes slated for construction in six build-to-rent communities throughout California that will be equipped with solar power. Upon completion, these homes will have the capacity to generate a combined 4.5 MW of clean renewable solar energy and are projected to offset 100% of a resident’s average home electricity consumption, resulting in a reduction of approximately 6,570 tons in carbon dioxide emissions per year. In addition, Tricon is piloting solar energy upgrades on select existing homes in the Southwestern U.S. and anticipates expanding this program to several hundred homes over the next year.
  Net Zero Pilot: Tricon is working in conjunction with a subsidiary of Highland Homes, HHS Residential, its largest build-to-rent partner in Texas, to design a Net Zero pilot community. This community features homes that will generate a below-zero Home Energy Rating System (HERS) Index rating, meaning the homes will be able to generate more energy than they consume over the course of a typical year, resulting in excess clean energy which can be made available for other uses such as electric vehicles and/or contribution to the power grid.
  Canadian Multi-Family LEED Certification: In Toronto, Tricon’s growing multi-family portfolio of ~4,800 suites under operation or development represents one of the most sustainable, large-scale residential development programs in North America. Over 90% of Tricon’s current development pipeline, encompassing more than 3.9 million square feet of residential space, is targeted to achieve LEED Gold certification. Tricon also proudly supports the Toronto Green Standards (TGS) program, Toronto’s sustainable design performance requirements for new developments. Over 50% of the entire portfolio is meeting or exceeding TGS Tier 2 certification requirements.

2021 ESG Report

Tricon today released its 2021 ESG report. Highlights include:

Our People

  Certified as a Great Place to Work® for the second year in a row through multiple programs that support employee well-being and engagement.
  Supported employee career goals and professional development through the launch of Tricon Academy, which enabled over 10,000 hours of leadership and technical skills training.
  Developed a Diversity, Inclusion and Belonging (“DIB”) Roadmap and formed a DIB Council to create an inclusive and respectful workplace culture, champion employee action, and measure impact.
  Hired 511 new employees in 2021, of which 61% identified as Black, Indigenous and people of color (BIPOC) and 39% identified as female.

Our Residents

  Introduced Tricon Vantage, a market-leading program aimed at providing Tricon’s residents with tools and resources to set financial goals and enhance their long-term economic stability. This includes a resident down payment assistance program, which provides qualifying residents with down payment assistance to buy a home.
  Continued to deliver an exceptional resident experience, reflected in Tricon’s 4.5-star Google rating and record-low resident turnover rate of 19.7% in 2021.

Our Impact

  Invested over $68 million in energy efficiency measures, covering nearly 70% of Tricon’s single-family rental homes.
  Launched a pilot study for net-zero homes, including solar power installations, insulation upgrades, and electric vehicle charging stations.
  Targeting LEED Gold certification across 90% of the current Canadian multi-family development portfolio, representing nearly 3.9 million square feet of residential space.

Our Governance

  Reached the Board of Directors gender diversity standards of 30% Club Canada.
  Signed onto the BlackNorth CEO initiative pledge, joining Canada’s largest businesses in this united commitment to counter systemic anti-Black racism, and met our public commitment to fostering leadership diversity.
  Completed inaugural GRESB submission and became a signatory to the United Nations-supported Principles for Responsible Investment.

Our Innovation

  Launched proprietary Innovation Lab at Tricon’s operational headquarters, focused on turning emerging technologies and resident insights into new service offerings and operational improvements.
  Expanded Intelligent Virtual Agent (IVA) technology to facilitate maintenance requests as well as leasing activities at Tricon’s centralized call center.
  Expanded TriPOD, Tricon’s proprietary customer relationship management platform, to the multi-family portfolio to enhance service delivery and operational efficiency.

Additional details about Tricon’s ESG goals and progress, and our 2021 ESG Report, can be found in the Sustainability section of Tricon’s website at www.triconresidential.com.

About Tricon Residential Inc.

Tricon Residential Inc. is an owner and operator of a growing portfolio of approximately 39,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

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This news release contains information regarding expected future initiatives and outcomes which reflect the Company’s current expectations and intentions but are subject to change. It also contains environmental performance metrics derived from publicly available information which the Company believes to be accurate but has not independently verified.

Resident qualification for the down payment assistance program and the details of their participation are subject to further terms and conditions established by the Company.

Contacts

Investors

Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: investorsupport@triconresidential.com

Media

Tara Tucker
Vice President, Communications
Email: ttucker@triconresidential.com